                                              Filed Pursuant to Rule 424(b)(2)
                                              File No. 33-60023

Prospectus Supplement to Prospectus Dated June 15, 1995

SYSCO CORPORATION
                                                        [SYSCO CORPORATION LOGO]
$100,000,000

7.25% SENIOR NOTES DUE 2007

Interest on the 7.25% Senior Notes Due 2007 (the "Notes") is payable semi-annually on April 15 and October 15 of each year, beginning October 15, 1997. The Notes are unsecured, not redeemable prior to maturity and not entitled to any sinking fund.

The Notes will be represented by a Global Note registered in the name of the nominee of The Depository Trust Company ("DTC"), which will act as the Depositary (the "Depositary"). Interests in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Notes in definitive form will not be issued. See "Description of the Notes -- Same-Day Settlement and Payment."

--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                              PRICE TO                  UNDERWRITING              PROCEEDS TO
                                              PUBLIC(1)                 DISCOUNT(2)               COMPANY(1)(3)
   ------------------------------------------------------------------------------------------------------------------
  --
  Per Senior Note                             99.611%                   .650%                     98.961%
  Total                                       $99,611,000               $650,000                  $98,961,000
------------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from April 25, 1997.

(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated to be $150,000.

--------------------------------------------------------------------------------

The Notes offered hereby are offered by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about April 25, 1997, against payment therefor in immediately available funds.

Chase Securities Inc.
                        Goldman, Sachs & Co.
                                                    UBS Securities
The date of this Prospectus Supplement is April 22, 1997.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES OFFERED HEREBY, INCLUDING OVERALLOTMENT, STABILIZING TRANSACTIONS, SHORT COVERING TRANSACTIONS AND PENALTY BIDS. SUCH ACTIVITIES, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

Sysco Corporation (together with its subsidiaries and divisions hereinafter referred to as "SYSCO" or the "Company") is the largest U.S. distributor of food and related products to the foodservice or "away-from-home-eating" industry. The Company provides its products and services to approximately 260,000 restaurants, hotels, schools, hospitals, retirement homes and other institutions throughout the continental United States, including the 150 largest metropolitan areas, as well as the Pacific coast and central and eastern Ontario regions of Canada. Since the Company's formation in 1969, annual sales have grown from approximately $115 million to $13 billion in fiscal 1996. Taking advantage of innovations in food technology, improved packaging and advanced distribution techniques, SYSCO is committed to providing its customers with timely delivery of quality products at reasonable prices.

The foodservice industry consists of two major customer segments--"traditional" and "chain restaurants." The traditional foodservice segment includes customers such as restaurants, hospitals, schools, hotels and industrial caterers. SYSCO's chain restaurant customers include regional pizza and national hamburger, chicken and steak chain operations. The chain restaurant customers are served by the Company's SYGMA Network subsidiary and to a lesser extent by many of the Company's traditional foodservice operations.

Products distributed by the Company include a full line of frozen foods, such as meats, fully prepared entrees, fruits, vegetables and desserts, and a full line of canned and dry goods, as well as fresh meats, imported specialties and fresh produce. The Company also supplies a wide variety of nonfood items, including paper products such as disposable napkins, plates and cups; tableware such as china and silverware; restaurant and kitchen equipment and supplies; medical and surgical supplies; and cleaning supplies. SYSCO distributes both nationally-branded merchandise and products packaged under its own private brands.

The Company estimates that sales by type of customer during each of the past three fiscal years were approximately 60% to restaurants (61% in fiscal 1996), 12% to hospitals and nursing homes (11% in fiscal 1996), 7% to schools and colleges, 6% to hotels and motels and 15% to other businesses. No single customer accounts for as much as 5% of SYSCO's sales.

SYSCO purchases from thousands of independent sources, none of which represents the source of more than 5% of the Company's purchases. These sources of supply consist generally of large corporations selling brand name and private label merchandise and independent private label processors and packers. Generally, purchasing is carried out on a decentralized basis through centrally developed purchasing programs and direct purchasing programs established by the Company's various operating subsidiaries and divisions. The Company continually develops relations with suppliers but has no material long-term purchase commitments with any supplier.

To maximize productivity and customer service, the Company continues to construct and modernize its distribution facilities where the appropriate return on investment is projected. During fiscal 1996, 1995, and 1994, approximately $236 million, $202 million, and $161 million, respectively, were invested in facility expansions, fleet additions and other capital asset enhancements. The Company estimates its capital expenditures in fiscal 1997 should be approximately $215 million. Capital expenditures have been financed primarily by internally generated funds, commercial paper, bank borrowings and senior note and debenture issuances.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data of the Company. The selected consolidated financial data for the five fiscal years in the period ended June 29, 1996 has been derived from audited consolidated financial statements of the Company. The selected consolidated financial data for the 39 weeks ended March 29, 1997 and March 30, 1996 has been derived from the Company's unaudited consolidated financial statements and includes, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. The financial data included herein may not necessarily be indicative of the financial position or results of operations of the Company in the future. This data should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference in the attached Prospectus.

                             39-WEEK PERIOD ENDED                                 FISCAL YEAR ENDED
                          --------------------------                        (SATURDAY CLOSEST TO JUNE 30)
                           MARCH 29,      MARCH 30,    -----------------------------------------------------------------------
                              1997          1996           1996           1995           1994         1993(1)         1992
                           ---------      ---------    ------------   ------------   ------------   ------------   -----------
                                 (UNAUDITED)
                                                                        (IN THOUSANDS EXCEPT FOR SHARE DATA)
INCOME STATEMENT DATA:
Sales...................  $10,759,905    $9,850,605    $13,395,130    $12,118,047    $10,942,499    $10,021,513    $8,892,785
Costs and Expenses
  Cost of sales.........    8,827,840     8,086,303     10,983,796      9,927,448      8,971,628      8,225,275     7,303,886
  Operating expenses....    1,550,986     1,418,850      1,917,376      1,736,625      1,568,773      1,427,394     1,270,397
  Interest expense......       34,385        29,975         41,019         38,579         36,272         39,004        43,275
  Other income, net.....           48        (1,205)        (1,004)        (2,223)        (1,756)        (2,137)       (6,429)
                          -----------    ----------    -----------    -----------    -----------    -----------    ----------
      Total costs and
         expenses.......   10,413,259     9,533,923     12,941,187     11,700,429     10,574,917      9,689,536     8,611,129
Earnings before income
  taxes.................      346,646       316,682        453,943        417,618        367,582        331,977       281,656
Income taxes............      135,192       123,506        177,038        165,794        150,830        130,170       109,427
                          -----------    ----------    -----------    -----------    -----------    -----------    ----------
Net earnings............  $   211,454    $  193,176    $   276,905    $   251,824    $   216,752    $   201,807    $  172,229
                          ===========    ==========    ===========    ===========    ===========    ===========    ==========
Earnings per share......        $1.19         $1.06          $1.52          $1.38          $1.18          $1.08         $0.93
Ratio of earnings to
  fixed charges(2)......         10.7x         10.6x          11.3x          11.0x          10.7x           9.2x          7.1x
OTHER FINANCIAL DATA:
Cash dividends per
  share.................        $0.41         $0.35          $0.48          $0.40          $0.32          $0.26         $0.17
Capital expenditures....  $   149,072    $  196,302    $   235,891    $   201,577    $   161,485    $   127,879    $  134,290
BALANCE SHEET DATA
  (AT END OF PERIOD):
Total assets............  $ 3,422,713    $3,316,969    $ 3,325,405    $ 3,097,161    $ 2,811,729    $ 2,530,043    $2,325,206
Long-term debt..........  $   623,158    $  559,079    $   581,734    $   541,556    $   538,711    $   494,062    $  488,828
Shareholders' equity....    1,437,879     1,466,792      1,474,678      1,403,603      1,240,909      1,137,216     1,056,846
                          -----------    ----------    -----------    -----------    -----------    -----------    ----------
Total capitalization....  $ 2,061,037    $2,025,871    $ 2,056,412    $ 1,945,159    $ 1,779,620    $ 1,631,278    $1,545,674
                          ===========    ==========    ===========    ===========    ===========    ===========    ==========
Ratio of long-term debt
  to capitalization.....         30.2%         27.6%          28.3%          27.8%          30.3%          30.3%         31.6%

---------------

(1) The fiscal year ended in 1993 was a 53-week year.

(2) For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of earnings before income taxes and fixed charges. "Fixed charges" consist of interest expense and capitalized interest.

                                 CAPITALIZATION

The following table sets forth the capitalization of the Company at March 29, 1997 (i) on a historical basis, and (ii) as adjusted to reflect the issuance of the Notes offered hereby, the issuance of $50,000,000 of Debentures due 2027 pursuant to an offering expected to close on April 25, 1997 and the use of proceeds therefrom.

                                                                AS OF MARCH 29, 1997
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                                     (UNAUDITED)
                                                                   (IN THOUSANDS)
LONG-TERM DEBT:
  7.25% Senior Notes offered hereby.........................  $       --     $   99,611
  Revolving Loan Agreement and commercial paper, interest
     averaging 5.56%, maturing July 7, 2001.................     110,835             --(1)
  9.95% Senior Notes due June 15, 1999......................      91,500         91,500
  6.50% Senior Notes due June 15, 2005......................     149,260        149,260
  7% Senior Notes due May 1, 2006...........................     200,000        200,000
  Industrial Revenue Bonds, mortgages and other, interest
     averaging approximately 6%, maturing through 2026......      71,563         71,563
  7.16% Debentures due April 15, 2027.......................          --         50,000(2)
                                                              ----------     ----------
          Total long-term debt..............................     623,158        661,934
SHAREHOLDERS' EQUITY:
  Preferred Stock, $1 par value; 1,500,000 shares
     authorized; none issued................................          --             --
  Common Stock, $1 par value; 500,000,000 shares authorized;
     191,293,725 shares issued..............................     191,294        191,294
  Paid-in capital...........................................      33,391         33,391
  Retained earnings.........................................   1,706,749      1,706,749
  Less cost of treasury stock (15,994,038 shares)...........     493,555        493,555
                                                              ----------     ----------
          Total shareholders' equity........................   1,437,879      1,437,879
                                                              ----------     ----------
TOTAL LONG-TERM DEBT AND SHAREHOLDERS' EQUITY...............  $2,061,037     $2,099,813
                                                              ==========     ==========

---------------

(1) See "Use of Proceeds."

(2) Reflects the sale of $50,000,000 of Debentures due 2027 pursuant to an offering expected to close on April 25, 1997.

                                USE OF PROCEEDS

The net proceeds from the sale of the Notes will be used to retire debt incurred in the normal course of business including debt incurred subsequent to the quarter ended March 29, 1997. This debt consists of floating-rate commercial paper and overnight borrowings.

                            DESCRIPTION OF THE NOTES

The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Senior Debt Securities set forth in the Prospectus, to which reference is hereby made. The following summary of the Notes is qualified in its entirety by reference to the Senior Debt Indenture referred to in the Prospectus. Capitalized terms not defined herein have the meanings assigned to such terms in the Prospectus.

The Notes constitute Senior Debt Securities described in the Prospectus and will be issued under the Senior Debt Indenture with First Union National Bank of North Carolina, as Trustee.

The Notes constitute a single series for purposes of the Senior Debt Indenture and are limited to $100,000,000 aggregate principal amount. The Notes will bear interest from April 25, 1997 at the rate of 7.25% per annum and will mature on April 15, 2007. The Notes will be unsecured obligations of the Company and will rank equally with all other unsecured indebtedness of the Company and prior to any of its subordinated indebtedness. The Notes will not be redeemable prior to maturity and will not be entitled to the benefit of any mandatory redemption or sinking fund. The Senior Debt Indenture does not limit the aggregate principal amount of Debt Securities that may be issued and provides that Debt Securities may be issued from time to time in one or more series. As of the date of this Prospectus Supplement, $150,000,000 of 6.50% Senior Notes due June 15, 2005 and $200,000,000 of 7% Senior Notes due May 1, 2006 were outstanding under the Senior Debt Indenture and $50,000,000 of 7.16% Debentures due April 15, 2027 will be issued on April 25, 1997.

Interest will be payable semi-annually on April 15 and October 15 of each year, beginning October 15, 1997, to the persons in whose names the Notes are registered at the close of business on the preceding March 31 and September 30, respectively. Principal of and interest on the Notes will be payable, and the transfer or exchange of the Notes will be registrable, at the office or agency of the Trustee, First Union National Bank of North Carolina, 230 South Tryon Street, Eighth Floor, Charlotte, North Carolina 28288 and c/o IBJ Shroeder Bank & Trust, Stock Transfer Department, SC 1, One State Street, New York, New York 10004, respectively, provided that, at the option of the Company, interest may be paid by check mailed to the address of the person entitled thereto as it appears on the registry books.

SAME-DAY SETTLEMENT AND PAYMENT

Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters named below has severally agreed to purchase, the principal amount of Notes set forth opposite its name below.

                                            PRINCIPAL
                                            AMOUNT OF
              UNDERWRITERS                  THE NOTES
              ------------                -------------
Chase Securities Inc. ..................  $ 45,000,000
Goldman, Sachs & Co. ...................    45,000,000
UBS Securities LLC .....................    10,000,000
                                          ------------
          Total.........................  $100,000,000
                                          ============

Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all the Notes, if any are taken.

The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession of 0.400% of the principal amount. The Underwriters may allow, and such dealers may reallow, a concession of 0.250% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

The Company has agreed to indemnify the Several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes, but that they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading markets for the Notes.

Chase Securities Inc., as the managing Underwriter, on behalf of the Underwriters, may engage in overallotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit such managing Underwriter to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such overallotment, stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions.

Chase Securities Inc. is an affiliate of Texas Commerce Bank National Association ("TCB") which is a lender to the Company under its bank revolving credit facility. TCB, or its affiliates, participates on a regular basis in various general financing and banking transactions for the Company and its affiliates. In addition, Goldman, Sachs & Co. participates on a regular basis in the Company's commercial paper program and stock repurchase program and UBS Securities LLC is a lender to the Company under its bank revolving credit facility.

                                 LEGAL MATTERS

The validity of the Notes offered hereby will be passed upon for the Company by Arnall Golden & Gregory, Atlanta, Georgia. Certain legal matters in connection with the Notes will be passed upon for the Underwriters by Baker & Botts, L.L.P., Dallas, Texas. Jonathan Golden, a partner of Arnall Golden & Gregory, is a director of the Company.

                                    EXPERTS

The consolidated balance sheets as of June 29, 1996 and July 1, 1995, and the consolidated results of operations, shareholders' equity, cash flows and the related consolidated financial statement schedule for each of the three years in the period ended June 29, 1996, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

With respect to the unaudited interim financial information for the quarters ended September 28, 1996, December 28, 1996 and March 29, 1997, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate reports thereon state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act of 1933.

PROSPECTUS

                                  $500,000,000

                               SYSCO CORPORATION

                                DEBT SECURITIES

                             ---------------------

     Sysco Corporation ("SYSCO" or the "Company") may offer and issue from time to time in one or more series debt securities (the "Debt Securities") with an aggregate initial offering price not to exceed $500,000,000 (or the equivalent in foreign currency or units based on or relating to currencies, including European Currency Units). The Company will offer Debt Securities to the public on terms determined by market conditions. Debt Securities may be issuable in registered form without coupons or in bearer form with or without coupons attached. Debt Securities may be sold for, and principal of and any premium or interest on Debt Securities may be payable in, U.S. dollars, foreign currency or currency units -- in each case, as the Company specifically designates.

     The applicable Prospectus Supplement will set forth with respect to the Debt Securities being offered thereby the ranking as senior or subordinated Debt Securities, the specific designation, aggregate principal amount, purchase price, maturity, interest rate (or manner of calculation thereof) and time of payment of interest (if any), redemption provisions (if any), listing (if any) on a securities exchange and any other specific terms of such Debt Securities and the name of and compensation to each dealer, underwriter or agent (if any) involved in the sale of such Debt Securities. The managing underwriters with respect to each series sold to or through underwriters will be named in the applicable Prospectus Supplement.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------

     Debt Securities may be offered through dealers, underwriters or agents designated from time to time, as set forth in the applicable Prospectus Supplement. Net proceeds to the Company will be the purchase price in the case of a dealer, the public offering price less discount in the case of an underwriter or the purchase price less commission in the case of an agent -- in each case, less other expenses attributable to issuance and distribution. The Company may also sell Debt Securities directly to investors on its own behalf. In the case of sales made directly by the Company, no commission will be payable. See "Plan of Distribution" for possible indemnification arrangements for dealers, underwriters and agents.

                             ---------------------

                  The date of this Prospectus is June 15, 1995

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY DEBT SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             ---------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W, Washington, D.C. 20549 or at its Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 13th Floor, 7 World Trade Center, New York, New York 10048, and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material can also be inspected at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which exchange certain of the Company's securities are listed.

     The Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Debt Securities. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                             ---------------------

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended July 2, 1994 (including only those portions of the Company's proxy statement required to be incorporated by reference therein), its Quarterly Report on Form 10-Q for the quarter ended October 1, 1994, its Quarterly Report on Form 10-Q for the quarter ended December 31, 1994 and its Quarterly Report on Form 10-Q for the quarter ended April 1, 1995 have been filed by the Company with the Commission and are incorporated herein by reference.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of any series of Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of the above documents (excluding exhibits unless specifically incorporated by reference into the documents that this Prospectus incorporates) may be obtained by persons to whom this Prospectus is delivered without charge upon written request to La Dee G. Riker, Vice President and Secretary, Sysco Corporation, 1390 Enclave Parkway, Houston, Texas, 77077-2099 (telephone number (713) 584-1390).

                             ---------------------

     IN CONNECTION WITH AN OFFERING OF DEBT SECURITIES, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE DEBT SECURITIES OFFERED HEREBY OR OTHER SECURITIES OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR IN THE OVER-THE-COUNTER MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               SYSCO CORPORATION

GENERAL

     Sysco Corporation (together with its subsidiaries and divisions hereinafter referred to as "SYSCO" or the "Company") is the largest U.S. distributor of food and related products to the foodservice or "away-from-home-eating" industry. The Company provides its products and services to approximately 245,000 restaurants, hotels, schools, hospitals, retirement homes and other institutions throughout the continental United States, including the 150 largest metropolitan areas, as well as the Pacific coast region of Canada. Since the Company's formation in 1969, annual sales have grown from approximately $115 million to nearly $11 billion in fiscal 1994. Taking advantage of innovations in food technology, improved packaging and advanced distribution techniques, SYSCO is committed to providing its customers with timely delivery of quality products at reasonable prices.

     The Company, a Delaware corporation, has its principal executive offices at 1390 Enclave Parkway, Houston, Texas 77077-2099 (telephone number (713) 584-1390).

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company's ratio of earnings to fixed charges for the 1990, 1991, 1992, 1993 and 1994 fiscal years and for the 39-week period ended April 1, 1995 were 4.6x, 5.7x, 7.2x, 9.2x, 10.8x and 10.5x, respectively. For the purpose of calculating this ratio, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist of interest expense and capitalized interest.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be used for general corporate purposes, which may include additions to working capital, capital expenditures, acquisitions, stock repurchases and repayment of indebtedness.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will constitute either senior or subordinated debt of the Company and will be issued, in the case of senior debt, under a Senior Debt Indenture (the "Senior Debt Indenture"), as it may be amended and supplemented from time to time, between the Company and First Union National Bank of North Carolina, as Trustee, and, in the case of subordinated debt, under a Subordinated Debt Indenture (the "Subordinated Debt Indenture"), as it may be amended and supplemented from time to time, between the Company and the trustee to be named in the Prospectus Supplements relating to subordinated debt. The Senior Debt Indenture and the Subordinated Debt Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures." First Union National Bank of North Carolina and the trustee to be named in the Prospectus Supplements relating to subordinated debt are hereinafter referred to individually as a "Trustee" and collectively as the "Trustees." The Indentures are included as exhibits to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indentures and the Debt Securities do not purport to be complete and such summaries are subject to the detailed provisions of the applicable Indenture to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein, and for other information regarding the Debt Securities. Numerical references in parentheses below are to sections in the applicable Indenture. Wherever particular sections or defined terms of the applicable Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The Indentures are substantially identical, except for the provisions relating to subordination and certain covenants. See "Senior Debt" and "Subordinated Debt."

GENERAL

     The Indentures do not limit the amount of additional indebtedness the Company or any of its subsidiaries may incur. The Debt Securities will be unsecured senior or subordinated obligations of the Company.

     The Indentures provide that Debt Securities may be issued from time to time in one or more series.

     Reference is made to the Prospectus Supplement for the following terms of and information relating to the Debt Securities of any series (to the extent such terms are applicable): (i) the classification as senior or subordinated Debt Securities, the specific designation, aggregate principal amount and purchase price; (ii) the currency or units based on or relating to currencies in which such Debt Securities are denominated and/or in which principal, premium, if any, and/or interest, if any, will or may be payable; (iii) the date or dates of maturity; (iv) any redemption, repayment or sinking fund provisions; (v) the interest rate or rates, if any, and the dates on which any such interest will be payable (or the method by which such rate or rates or dates will be determined);
(vi) the method by which amounts payable in respect of principal, premium, if any, or interest, if any, on such Debt Securities may be calculated, and any currencies, commodities or indices, or value, rate or price, relevant to such calculation; (vii) the place or places where the principal of, premium, if any, and interest, if any, on such Debt Securities will be payable; (viii) whether such Debt Securities will be issuable in registered form, without coupons, or bearer form, with or without coupons ("Bearer Securities") or both and, if Bearer Securities are issuable, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of Bearer Securities;
(ix) whether such Debt Securities are to be issued in whole or in part in the form of one or more temporary or permanent global Debt Securities and if so, the identity of the depositary, if any, for such global Debt Securities; (x) any applicable United States federal income tax consequences, including whether and under what circumstances the Company will pay additional amounts on such Debt Securities held by a person who is not a U.S. person (as defined in the Prospectus Supplement) in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such additional amounts; (xi) the terms and conditions upon which and the manner in which such Debt Securities may be defeased or discharged if different from the defeasance provisions described below; and (xii) any other specific terms of such Debt Securities, including any additional or different events of default or covenants provided for with respect to such Debt Securities, and any terms which may be required by or advisable under applicable laws or regulations.

     Debt Securities may be presented for exchange and registered Debt Securities may be presented for transfer in the manner, at the places and subject to the restrictions set forth in the Debt Securities and the applicable Indenture. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the applicable Indenture. Bearer Securities and the coupons, if any, appertaining thereto will be transferable by delivery.

     Debt Securities may bear interest at a fixed rate or a floating rate. Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes are described in the relevant Prospectus Supplement.

     Debt Securities may be issued from time to time with payment terms which are calculated by reference to the value, rate or price of one or more currencies, commodities, indices or other factors. Holders of such Debt Securities may receive a principal amount (including premium, if any) on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal (including premium, if any) or interest otherwise payable on such dates, depending upon the value, rate or price on such dates of the applicable currency, commodity, index or other factor. Information as to the methods for determining the amount of principal, premium, if any, or interest payable on any date, the currencies, commodities, indices or other factors to which the amount payable on such date is linked and certain additional tax considerations will be set forth in the applicable Prospectus Supplement.

     Unless otherwise set forth in the Prospectus Supplement, the Debt Securities will not contain any provisions which may afford holders of the Debt Securities protection in the event of a change in control of the Company or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control of the Company).

     Under a Note Agreement, dated as of June 1, 1989 relating to $91,500,000 principal amount of the Company's 9.95% Senior Notes Due June 15, 1999 (the "1989 Notes"), the Company has agreed to offer to repurchase the 1989 Notes from the holders thereof upon a change in control of the Company (as defined) and the occurrence of the condition described below. The repurchase is to occur 90 days after the Company notifies the holders of the 1989 Notes that, at any time within 12 months after a change in control occurs, the ratio of (x) consolidated short term debt plus consolidated funded debt to (y) consolidated capitalization plus short term debt exceeds 80%. The Note Agreement has been filed as an Exhibit to the Company's Annual Report on Form 10-K for the year ended July 2, 1994.

GLOBAL SECURITIES

     Registered Global Securities. The registered Debt Securities of a series may be issued in the form of one or more fully registered global Securities (a "Registered Global Security") that will be deposited with (and registered in the name of) a depositary (a "Depositary") identified in the Prospectus Supplement relating to such series or a nominee of the Depositary. Unless and until it is exchanged in whole for Debt Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

     Ownership of beneficial interests in a Registered Global Security will be limited to persons that have accounts with the Depositary for such Registered Global Security ("participants") or persons that may hold interests through participants. Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Debt Securities represented by such Registered Global Security beneficially owned by or through such participants. The accounts to be credited initially shall be designated by any dealers, underwriters or agents participating in the distribution of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for such Registered Global Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states and countries other than the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Registered Global Securities.

     So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the applicable Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the Debt Securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under such Indenture. Accordingly, each person owning a beneficial interest in a Registered Global Security must rely on the procedures of the Depositary for such Registered Global Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under such Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or if an owner of a beneficial interest in a Registered Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depositary for such Registered Global Security generally either (i) authorizes the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action, or (ii) otherwise acts upon the instructions of beneficial owners holding through them.

     Payments of principal, premium, if any, and interest, if any, on Debt Securities represented by a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Company, the Trustee or any other agent of the Company or of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest in respect of such Registered Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Registered Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be the responsibility of such participants and will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers or registered in "street name."

     If the Depositary for any Debt Securities represented by a Registered Global Security is at any time unwilling or unable to continue as Depositary (because it is no longer a clearing agency registered under the Exchange Act), and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Registered Global Security or Securities representing such Debt Securities. Any Debt Securities issued in definitive form in exchange for a Registered Global Security will be registered in such name or names as the Depositary shall instruct the applicable Trustee. It is expected that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in such Registered Global Security.

     Bearer Global Securities. The Debt Securities of a series may also be issued in the form of one or more bearer global Debt Securities (a "Bearer Global Security") that will be deposited with a common depositary for Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euro-clear System and Centrale de Livraison de Valeurs Mobilieres S.A., or with a nominee for such depositary identified in the Prospectus Supplement relating to such series. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of Debt Securities to be represented by a Bearer Global Security will be described in the Prospectus Supplement relating to such series.

SENIOR DEBT

     The Debt Securities (and, in the case of Bearer Securities, any coupons appertaining thereto) issued under the Senior Debt Indenture (the "Senior Debt Securities") will rank PARI PASSU with all other unsecured and unsubordinated debt of the Company and senior to the Subordinated Debt Securities (as hereinafter defined).

     Limitations on Liens. The Company covenants in the Senior Debt Indenture that it will not, and will not permit any Subsidiary to, issue, incur, create, assume or guarantee any debt for borrowed money (including all obligations evidenced by bonds, debentures, notes or similar instruments) secured by a mortgage, security interest, pledge, lien, charge or other encumbrance ("mortgage") upon any Principal Property or upon any shares of stock or indebtedness of any Subsidiary that owns or leases a Principal Property (whether such Principal Property, shares or indebtedness are now existing or owed or hereafter created or acquired) without in any such case effectively providing concurrently with the issuance, incurrence, creation, assumption or guaranty of any such secured debt, or the grant of such mortgage, that the Senior Debt Securities (together with, if the Company shall so determine, any other indebtedness of or guarantee by the Company or such Subsidiary ranking equally with the Senior Debt Securities) shall be secured equally and ratably with (or, at the option of the Company, prior to) such secured debt. The foregoing restriction, however, will not apply to each of the following: (a) mortgages on property, shares of stock or indebtedness or other assets of any corporation existing at the time such corporation becomes a Subsidiary, provided that such mortgages or liens are not incurred in anticipation of such corporation's becoming a Subsidiary; (b) mortgages on property, shares of stock or indebtedness or other assets existing at the time of acquisition thereof by the Company or a Subsidiary or mortgages thereon to secure the payment of all or any part of the purchase price thereof, or mortgages on property, shares of stock or indebtedness or other assets to secure any debt incurred prior to, at the time of, or within 180 days after, the latest of the acquisition thereof or, in the case of property, the completion of construction, the completion of improvements or the commencement of substantial commercial operation of such property for the purpose of financing all or any part of the purchase price thereof, such construction or the making of such improvements; (c) mortgages to secure indebtedness owing to the Company or to a Subsidiary; (d) mortgages existing at the date of the initial issuance of any Senior Debt Securities then outstanding; (e) mortgages on property of a person existing at the time such person is merged into or consolidated with the Company or a Subsidiary or at the time of a sale, lease or other disposition of the properties of a person as an entirety or substantially as an entirety to the Company or a Subsidiary, provided that such mortgage was not incurred in anticipation of such merger or consolidation or sale, lease or other disposition; (f) mortgages in favor of the United States of America or any state, territory or possession thereof (or the District of Columbia), or any department, agency, instrumentality or political subdivision of the United States of America or any state, territory or possession thereof (or the District of Columbia), to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such mortgages; or (g) extensions, renewals or replacements of any mortgage referred to in the foregoing clauses (a), (b),
(d), (e) or (f); provided, however, that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of such extension, renewal or replacement. Any mortgages permitted by any of the foregoing clauses (a) through (g) shall not extend to or cover any other Principal Property of the Company or any Subsidiary or any shares of stock or indebtedness of any such Subsidiary, subject to the foregoing limitations, other than the property, including improvements thereto, stock or indebtedness specified in such clauses. (Senior Debt Indenture Section 3.7)

     Notwithstanding the restrictions in the preceding paragraph, the Company or any Subsidiary may issue, incur, create, assume or guarantee debt secured by a mortgage which would otherwise be subject to such restrictions, without equally and ratably securing the Senior Debt Securities, provided that after giving effect thereto, the aggregate amount of all debt so secured by mortgages (not including mortgages permitted under clauses (a) through (g) above) does not exceed 20% of the Consolidated Net Tangible Assets of the Company. (Senior Debt Indenture Section 3.7)

     Limitations on Sale and Lease-Back Transactions. The Company covenants in the Senior Debt Indenture that it will not, nor will it permit any Subsidiary to, enter into any Sale and Lease-Back Transaction with respect to any Principal Property, other than any such transaction involving a lease for a term of not more than three years or any such transaction between the Company and a Subsidiary or between Subsidiaries, unless: (a) the Company or such Subsidiary would be entitled to incur indebtedness secured by a mortgage on the Principal Property involved in such transaction at least equal in amount to the Attributable Debt with respect to such Sale and Lease-Back Transaction, without equally and ratably securing the Senior Debt Securities, pursuant to the limitation on liens described above; or (b) the proceeds of such transaction are at least equal to the fair market value of the affected Principal Property (as determined in good faith by the Board of Directors of the Company) and the Company applies an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such Sale and Lease-Back Transaction within 180 days of such sale to either (or a combination of) (i) the retirement (other than any mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of debt for borrowed money of the Company or a Subsidiary (other than debt that is subordinated to the Senior Debt Securities or debt to the Company or a Subsidiary) that matures more than 12 months after its creation or
(ii) the purchase, construction or development of other comparable property. (Senior Debt Indenture Section 3.8)

     "Attributable Debt" with regard to a Sale and Lease-Back Transaction with respect to any property is defined in the Senior Debt Indenture to mean, at the time of determination, the lesser of: (a) the fair market value of such property (as determined in good faith by the Board of Directors of the Company); or (b) the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (including any period for which such lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease (or, if not practicable to determine such rate, the Composite Rate) compounded semi-annually. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the net amount determined assuming no such termination.

     "Composite Rate" is defined in the Senior Debt Indenture to mean, at any time, the rate of interest, per annum, compounded semi-annually, equal to the sum of the rates of interest borne by each of the Senior Debt Securities outstanding under the Senior Debt Indenture (as specified on the face of each of the Senior Debt Securities, provided, that, in the case of the Senior Debt Securities with variable rates of interest, the interest rate to be used in calculating the Composite Rate shall be the interest rate applicable to such Senior Debt Securities at the beginning of the year in which the Composite Rate is being determined and, provided, further, that, in the case of Senior Debt Securities which do not bear interest, the interest rate to be used in calculating the Composite Rate shall be a rate equal to the yield to maturity on such Senior Debt Securities, calculated at the time of issuance of such Senior Debt Securities) multiplied, in the case of each of the Senior Debt Securities, by the percentage of the aggregate principal amount of all of the Senior Debt Securities then outstanding represented by such Senior Debt Security. For the purposes of this calculation, the aggregate principal amounts of outstanding Senior Debt Securities that are denominated in a foreign currency shall be calculated in the manner set forth in Section 11.11 of the Senior Debt Indenture.

     "Consolidated Net Tangible Assets" is defined in the Senior Debt Indenture to mean, as of any particular time, the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom: (a) all current liabilities, except for current maturities of long-term debt and of obligations under capital leases; and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets, to the extent included in said aggregate amount of assets, all as set forth on the most recent consolidated balance sheet of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

     "Principal Property" is defined in the Senior Debt Indenture to mean the land, improvements, buildings and fixtures (including any leasehold interest therein) constituting the principal corporate office, any manufacturing plant, any manufacturing, distribution or research facility or any self-serve center (in each case, whether now owned or hereafter acquired) which is owned or leased by the Company or any Subsidiary and is located within the United States of America or Canada unless the Board of Directors of the Company has determined in good faith that such office, plant facility or center is not of material importance to the total business conducted by the Company and its Subsidiaries taken as a whole. With respect to any Sale and Lease-Back Transaction or series of related Sale and Lease-Back Transactions, the determination of whether any property is a Principal Property shall be determined by reference to all properties affected by such transaction or series of transactions.

     "Sale and Lease-Back Transaction" is defined in the Senior Debt Indenture to mean any arrangement with any person providing for the leasing by the Company or any Subsidiary of any Principal Property which property has been or is to be sold or transferred by the Company or such Subsidiary to such person.

     "Subsidiary" is defined in the Senior Debt Indenture to mean any corporation of which outstanding voting stock having the power to elect a majority of the board of directors of such corporation is at the time owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency. (Senior Debt Indenture Sections 1.1, 3.7 and 3.8)

SUBORDINATED DEBT

     The Debt Securities (and, in the case of Bearer Securities, any coupons appertaining thereto) issued under the Subordinated Debt Indenture (the "Subordinated Debt Securities") will rank junior to "Senior Indebtedness" (as such term is defined in the Subordinated Debt Indenture). The payment of the principal, premium, if any, and interest on the Subordinated Debt Securities is subordinated and junior in right of payment, to the extent set forth in the Subordinated Debt Indenture, to the prior payment in full of all "Senior Indebtedness." Until such prior payment in full, no payment (including the making of any deposit in trust with the Trustee in accordance with Section 10.1 of the Subordinated Debt Indenture) on account of principal, premium, if any, or interest on any Subordinated Debt Securities or payment to acquire any of the Subordinated Debt Securities for cash or property may be made if, at the time of such payment or immediately after giving effect thereto, (i) any insolvency, bankruptcy proceedings, receivership, liquidation or reorganization of the Company, or the voluntary liquidation, dissolution or winding up of the Company or the assignment for the benefit of creditors or any other marshalling of assets of the Company shall have occurred, (ii) any Subordinated Debt Security is declared due and payable before its expressed maturity because of the occurrence of an Event of Default under the Subordinated Debt Indenture (see "Events of Default" below), (iii) there shall exist a default in the payment of the principal, premium, if any, or interest with respect to any Senior Indebtedness, or (iv) for a period of 180 days after delivery of notice referred to below, there shall exist a default (other than a default in the payment of principal, premium, if any, or interest) with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof and written notice of such default shall have been given to the Company and the Trustee pursuant to the Subordinated Debt Indenture; PROVIDED that only one such 180-day blockage period following such a notice of default may be commenced within any 365 consecutive days and no default which existed on the date any blockage period commenced shall be the basis for the commencement of any subsequent blockage period unless such default is cured or waived for a period of not less than 90 consecutive days. The foregoing provision shall not prevent the Trustee from making payments on any Subordinated Debt Securities from monies or securities deposited with the Trustee pursuant to the terms of Section 10.1 of the Subordinated Debt Indenture if at the time such deposit was made or immediately after giving effect thereto the above conditions did not exist. (Subordinated Debt Indenture, Sections 13.1, 13.2 and 13.3)

     Under the Subordinated Debt Indenture, the term "Senior Indebtedness" means
(a) all indebtedness and obligations of the Company existing on the date of the Subordinated Debt Indenture or created, incurred or assumed thereafter, and which (i) are for money borrowed; (ii) are evidenced by any bond, note, debenture or similar instrument; (iii) represent the unpaid balance on the purchase price of any assets or services of any kind; (iv) are obligations as lessee under any lease of property, equipment or other assets required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles; (v) are reimbursement obligations with respect to letters of credit or other similar instruments; (vi) are obligations under interest rate, currency or other indexed exchange agreements, agreements for caps or floors on interest rates, foreign exchange agreements or any other similar agreements; (vii) are obligations under any guaranty, endorsement or other contingent obligations in respect of, or to purchase or otherwise acquire, indebtedness or obligations of other persons of the types referred to in clauses
(i) through (vi) above (other than endorsements for collection or deposits in the ordinary course of business); or (viii) are obligations of other persons of the type referred to in clauses (i) through (vii) above secured by a lien to which any of the properties or assets of Company are subject, whether or not the obligations secured thereby shall have been issued by the Company or shall otherwise be the legal liability of the Company; and (b) any deferrals, renewals, amendments, modifications, refundings or extensions of any such indebtedness or obligations of the types referred to above; notwithstanding the foregoing, Senior Indebtedness shall not include (1) any indebtedness of the Company to any of its subsidiaries, (2) any indebtedness or obligation of the Company which by its express terms is stated to be not superior in the right of payment to the Subordinated Debt Securities or to rank pari passu with, or to be subordinated to, the Subordinated Debt Securities or (3) any indebtedness or obligation incurred by the Company in connection with the purchase of any assets or services in the ordinary course of business and which constitutes a trade payable or account payable. (Subordinated Debt Indenture, Section 1.1)

     By reason of such subordination, in the event of insolvency, creditors of the Company (including holders of Subordinated Debt Securities) who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness.

     If this Prospectus is being delivered in connection with a series of Subordinated Debt Securities, the applicable Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of the end of the most recent fiscal quarter.

MERGER OR CONSOLIDATION

     Each of the Indentures provides that the Company may not merge or consolidate with any other person or persons (whether or not affiliated with the Company) or sell, convey, transfer or lease all or substantially all of its Property to any other person or persons (whether or not affiliated with the Company), unless (a) either the Company shall be the continuing person, or the successor person or the person which acquires by sale, conveyance, transfer or lease substantially all the property of the Company (if other than the Company) shall be a corporation organized under the laws of the United States or any state thereof and shall expressly assume all the obligations of the Company under such Indenture and the relevant Debt Securities and coupons and (b) immediately after giving effect to such merger, consolidation, sale, conveyance, transfer or lease, no Event of Default or event or condition which, after notice or lapse of time or both, would become an Event of Default with respect to the Debt Securities of any series under such Indenture shall have occurred and be continuing. After any such transfer (except in the case of a lease), the Company shall be discharged from all obligations and covenants under such Indenture. (Senior and Subordinated Debt Indentures, Sections 9.1 and 9.2)

EVENTS OF DEFAULT

     An Event of Default is defined under each Indenture with respect to Debt Securities of any series issued under such Indenture as being: (a) default in payment of any principal of or premium, if any, on the Debt Securities of such series, either at maturity, upon any redemption, by declaration or otherwise (including a default in the deposit of any sinking fund payment with respect to the Debt Securities of such series when and as due); (b) default for 30 days in payment of any interest on any Debt Securities of such series; (c) default for 90 days after written notice in the observance or performance of any other covenant or agreement in the Debt Securities of such series or such Indenture other than a covenant or agreement which is not applicable to the Debt Securities of such series; (d) certain events of bankruptcy, insolvency or reorganization; or (e) any other Event of Default provided in the supplemental indenture under which such series of Debt Securities is issued, in the form of Debt Security for such series or otherwise established as contemplated by the Senior and Subordinated Debt Indentures. (Senior and Subordinated Debt Indentures, Section 5.1)

     Each Indenture provides that (a) if an Event of Default due to the default in payment of principal of, premium, if any, or interest on, any series of Debt Securities issued under such Indenture or due to the default in the performance of any other covenant or agreement of the Company applicable to the Debt Securities of such series but not applicable to Debt Securities of any other series issued under such Indenture shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series may declare the principal (or such portion thereof as may be specified in the terms thereof) of all Debt Securities of such series and interest accrued thereon to be due and payable immediately; and (b) if an Event of Default due to a default in the performance of any covenants or agreements applicable to outstanding Debt Securities of more than one series issued under such Indenture shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of outstanding Debt Securities of all such affected series (treated as one class) may declare the principal (or such portion thereof as may be specified in the terms thereof) of all such Debt Securities and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of (or premium, if any) or interest on such Debt Securities) by the holders of a majority in principal amount of the outstanding Debt Securities of all such affected series (treated as one class). If an Event of Default due to certain events of bankruptcy, insolvency or reorganization shall occur, the principal (or such portion thereof as may be specified in the terms thereof) of and interest accrued on all Debt Securities then outstanding shall become due and payable immediately, without action by the Trustees or the holders of any such Debt Securities. (Senior and Subordinated Debt Indentures, Sections 5.1 and 5.10)

     Each Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, to be indemnified by the holders of Debt Securities issued under such Indenture before proceeding to exercise any right or power under such Indenture at the request of such holders. (Senior and Subordinated Debt Indentures, Section 5.6). Subject to such provisions for the indemnification and certain other limitations, the holders of a majority in principal amount of the outstanding Debt Securities of each affected series issued under such Indenture (treated as one class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to such series. (Senior and Subordinated Debt Indentures, Section 5.9)

     Each Indenture provides that no holder of Debt Securities of any series or of any coupon issued under such Indenture may institute any action against the Company under such Indenture (except actions for payment of overdue principal, premium, if any, or interest) unless (1) such holder previously shall have given to the Trustee written notice of default and continuance thereof, (2) the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of each affected series issued under such Indenture (treated as one class) shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, (3) the Trustee shall not have instituted such action within 60 days of such request and (4) the Trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the outstanding Debt Securities of each affected series issued under such Indenture (treated as one class). (Senior and Subordinated Debt Indentures, Sections 5.6 and 5.9)

     Each Indenture contains a covenant that the Company will file annually with the Trustee a certificate to the effect that no default exists under such Indenture or a certificate specifying any default that exists. (Senior and Subordinated Debt Indentures, Section 3.5)

DEFEASANCE

     Each Indenture provides that the Company may defease and be discharged from any and all obligations (except as otherwise described in (a) below) with respect to the Debt Securities of any series which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee, as trust funds, money or, in the case of Debt Securities payable only in U.S. dollars, U.S. Government Obligations (as defined) which through the payment of principal and interest in accordance with their terms will provide money, in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of (and premium, if any) and interest on such Debt Securities.

     In addition, each Indenture provides that with respect to each series of Debt Securities issued under such Indenture, the Company may elect either (a) to defease and be discharged from any and all obligations with respect to the Debt Securities of such series (except for the obligations to register the transfer or exchange of the Debt Securities of such series and of coupons appertaining thereto, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities of such series and of coupons appertaining thereto, to maintain an office or agency in respect of the Debt Securities of such series and to hold moneys for payment in trust) or (b) to be released from the restrictions described under "Senior Debt," if applicable, and "Merger or

Consolidation" and, to the extent specified in connection with the issuance of such series of Debt Securities, other covenants applicable to such series of Debt Securities, upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money or, in the case of Debt Securities payable only in U.S. dollars, U.S. Government Obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of (and premium, if any) and interest on the Debt Securities of such series. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an opinion of counsel (as specified in the Indenture) to the effect that the holders of the Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred. Such opinion, in the case of a defeasance under clause (a) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of such Indenture.

     In the event of any "legal" defeasance of any series of Subordinated Debt Securities issued thereunder, the Subordinated Debt Indenture provides that holders of all outstanding Senior Indebtedness will receive written notice of such defeasance. (Senior and Subordinated Debt Indentures, Section 10.1)

     The foregoing provisions relating to defeasance may be modified in connection with the issuance of any series of Debt Securities, and any such modification will be described in the applicable Prospectus Supplement.

MODIFICATION OF THE INDENTURES

     Each Indenture provides that the Company and the Trustee may enter into supplemental indentures without the consent of the holders of Debt Securities to: (a) secure any Debt Securities, (b) evidence the assumption by a successor corporation of the obligations of the Company, (c) add covenants or Events of Default for the protection of the holders of any Debt Securities, (d) cure any ambiguity or correct any inconsistency in such Indenture or add any other provision which shall not adversely affect the interests of the holders of the Debt Securities, (e) establish the forms or terms of Debt Securities of any series or of the coupons appertaining to such Debt Securities, (f) change, modify or eliminate any provision of the Senior Debt Indenture or the Subordinated Debt Indenture which shall not be effective with respect to any Debt Security issued prior to the execution of such supplemental indenture and
(g) evidence the acceptance of appointment by a successor trustee. (Senior and Subordinated Debt Indentures, Section 8.1)

     Each Indenture also contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Debt Securities of all series issued under such Indenture then outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, such Indenture or modify in any manner the rights of the holders of the Debt Securities of each series so affected; provided that the Company and the Trustee may not, without the consent of the holder of each outstanding Debt Security affected thereby, (a) extend the final maturity of any Debt Security, or reduce the principal amount thereof, or reduce the rate (or alter the method of computation) of interest thereon or reduce (or alter the method of computation
of) any amount payable in respect of or extend the time for payment of interest thereon, or reduce any amount payable on or extend the time for the redemption or repayment thereof or change the currency in which the principal thereof, premium, if any, or interest thereon is payable or reduce the amount payable upon acceleration or alter certain provisions of the Indenture relating to the Debt Securities issued thereunder not denominated in U.S. dollars or impair or affect the right to institute suit for the enforcement of any payment on any Debt Security when due or, if the Debt Securities provide therefor, any right of optional repayment at the option of the holder of such Debt Securities or (b) modify any of the provisions of the Indenture regarding modification of such Indenture, except to increase the percentage in principal amount of Debt Securities of any series, the consent of the holders of which is required for any such modification. (Senior and Subordinated Debt Indentures, Section 8.2)

     In addition, the Subordinated Debt Indenture provides that it may not be amended to alter the subordination of any outstanding Subordinated Debt Securities without the consent of each holder of Senior Indebtedness then outstanding whose rights would be adversely affected thereby. (Subordinated Debt Indenture, Section 8.6)

GOVERNING LAW

     Each of the Indentures provide that it and the Debt Securities issued thereunder shall be deemed to be a contract under, and for all purposes shall be construed in accordance with, the laws of the State of New York.

CONCERNING THE SENIOR DEBT INDENTURE TRUSTEE

     First Union National Bank of North Carolina, the Trustee under the Senior Debt Indenture, is one of a number of banks with which the Company maintains ordinary banking relationships.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities being offered hereby in four ways:
(i) directly to purchasers, (ii) through agents, (iii) through underwriters and
(iv) through dealers.

     Offers to purchase Debt Securities may be solicited by agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of any Debt Securities will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating to such Debt Securities. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Agents may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

     If any underwriters are utilized in the sale of any Debt Securities, the Company will enter into an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement relating to such Debt Securities, which will be used by the underwriters to make resales of such Debt Securities. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

     If a dealer is utilized in the sale of any Debt Securities, the Company will sell such Debt Securities to the dealer, as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale. Dealers may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

     If so indicated in the Prospectus Supplement relating to such Debt Securities, the Company will authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Contracts may be entered into for a variety of reasons, including without limitation, the need to assemble a pool of collateral, the need to match a refunding date or interest coupon date, or to meet the business needs of the purchaser. Each Contract will be for an amount not less than, and the aggregate principal amount of Debt Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, education and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except that (i) the purchase by a purchaser of the Debt Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such purchaser is subject and (ii) the Company shall have sold, and delivery shall have taken place to the underwriters named in the Prospectus Supplement, such part of the Debt Securities as is to be sold to them. The Prospectus Supplement will set forth the commission payable to agents, underwriters or dealers soliciting purchases of Debt Securities pursuant to Contracts accepted by the Company. The underwriters and such agents or dealers will not have any responsibility in respect of the validity or performance of Contracts.

     Each series of Debt Securities will be a new issue of securities with no established trading market. Any underwriters to whom Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Debt Securities.

                                 LEGAL OPINIONS

     The validity of the Debt Securities is being passed upon for the Company by Arnall Golden & Gregory, Atlanta, Georgia. Such firm will rely, as to matters of New York law, upon Baker & Botts, L.L.P., Dallas, Texas.

     Certain legal matters relating to offerings of Debt Securities will be passed upon on behalf of the applicable dealers, underwriters or agents by counsel named in the applicable Prospectus Supplement.

                                    EXPERTS

     The consolidated balance sheets as of July 2, 1994 and July 3, 1993, and the consolidated results of operations, shareholders' equity, cash flows and schedules for each of the three years in the period ended July 2, 1994, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     With respect to the unaudited interim financial information for the quarters ended October 1, 1994, December 31, 1994 and April 1, 1995, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate reports thereon state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act of 1933.

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

------------------------------------------------------

TABLE OF CONTENTS
PROSPECTUS SUPPLEMENT

The Company................................    S-2
Selected Consolidated Financial Data.......    S-3
Capitalization.............................    S-4
Use of Proceeds............................    S-4
Description of the Notes...................    S-5
Underwriting...............................    S-6
Legal Matters..............................    S-7
Experts....................................    S-7

PROSPECTUS
Available Information......................      2
Incorporation of Documents by Reference....      2
Ratio of Earnings to Fixed Charges.........      4
Use of Proceeds............................      4
Description of Debt Securities.............      4
Plan of Distribution.......................     14
Legal Opinions.............................     15
Experts....................................     15

Prospectus Supplement

SYSCO CORPORATION
$100,000,000
7.25% SENIOR NOTES DUE 2007

                            [SYSCO CORPORATION LOGO]

CHASE SECURITIES INC.
GOLDMAN, SACHS & CO.
UBS SECURITIES
Dated April 22, 1997